November 15, 2019

Amir Rubin
Chair, Chief Executive Officer and President
1Life Healthcare Inc
One Embarcadero Center, Suite 1900
San Francisco, CA 94111

       Re: 1Life Healthcare Inc
           Draft Registration Statement on Form S-1
           Submitted October 18, 2019
           CIK No. 0001404123

Dear Mr. Rubin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 18, 2019

Prospectus Summary
Overview, page 1

1. Please ensure the most directly comparable GAAP measure precedes the presentation of your non-GAAP measures, care margin and adjusted EBITDA, throughout your Form S-
       1. Please refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
Risk Factors
If our volume of members with private health insurance coverage declines, page
20

2. You state that you currently derive a large portion of your revenue from members
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         acquired under your contractual arrangements with enterprise clients that purchase health care for their employees (either via insurance or self-funded benefit plans). Please revise to quantify the portion of your revenues enterprise clients' members account for.
We expect our revenues to continue to be concentrated among our top clients and partners, page
43

3. Please revise to identify all customers that account for more than 10% of your net revenues for the periods presented. In this regard, we note your disclosure here as well as on pages 78 and F-12 that three customers account for 42% and 37% of your net revenues for 2017 and 2018, respectively, and that you had up to four customers that each exceeded
         10% or more of our net revenue for each period. Additionally, where applicable, please provide material terms of the agreements with these customers and file such agreements as exhibits to the registration statement, or tell us why this information is not material. Refer to Item 601(b)(10) of Regulation S-K.
Concentration of ownership of our common stock among our executive officers, directors and principal stockholders, page 57

4. Please clarify whether the company will be a "controlled company" under the definition of the NASDAQ stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. In this regard, we note your disclosure indicating that there will be a concentration of ownership post-offering.
Market and Industry Data, page 63

5. You state that you obtained the industry data, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources.
         Please tell us whether you commissioned any third party research for use in connection with this offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the
         Securities Act and Securities Act Rule 436.
6. We note the statement that although you are responsible for all of the disclosure contained in this prospectus and you believe the market position, market opportunity and market size in this prospectus is reliable, such information is inherently imprecise. The statement
         "such information is imprecise" appears to disclaim the issuer's responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.
         We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.
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Use of Proceeds, page 64

7. You state on page 42 that, as of June 30, 2019, you had $5.5 million aggregate principal amount of notes outstanding under your loan and security agreement with Silicon Valley
         Bank entered into in January 2013. You also disclose on page 94 that you may voluntarily prepay all, but not less than all, of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee. To the extent you intend to use a portion of the net proceeds to repay the LSA notes, please revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K, or provide appropriate cross references.
Dilution, page 68

8. Please revise your presentation to begin with historical net tangible book value that excludes noncontrolling interests and the redeemable convertible preferred stock classified outside of equity. Refer to Item 506 of Regulation S-K.
Selected Consolidated Financial and Other Data, page 71

9. Please tell us how you concluded that net revenue is the most closely comparable GAAP financial measure to your non-GAAP measure, care margin. In this regard, please refer to the comparable guidance in Question 103.02 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 78

10. On page 80, you state that you believe growth in the number of members is a key indicator of the performance of your business, and that this depends, in part, on your ability to successfully market your services directly to consumers and to employers that are not yet enterprise clients and your activation rate within existing clients. You also disclose that the levels of employee membership activation at your enterprise clients may also affect the renewal rates of your enterprise clients.

              Please tell us whether "activation rate" and "median estimated activation rate" are the same measures. To the extent they are not the same measure, please revise to define
              "activation rate." In this regard, we note that you define "median estimated activation rate" at a given time as the percentage of eligible lives enrolled as members.

              Please tell us whether you monitor "activation rate," "median estimated activation rate," "employee membership activation," and "renewal rates" of your enterprise clients. To the extent you monitor these measures, revise to disclose any related metrics used and provide a quantitative and qualitative analysis of the changes in these metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. In this regard, we note your
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              disclosure that for the twelve months ended June 30, 2019, you experienced a 97%
              retention rate across your enterprise clients and an 88% retention rate across your consumer members, and that within enterprise clients with at least 250 eligible employees, your median estimated activation rate as of June 30, 2019 was 43%.
Our Revenue, page 78

11. On page 26, you disclose that for the years ended December 31, 2017 and 2018, net patient service revenue accounted for 78% and 68% of net revenue, respectively, and 69%
         and 53% for the six months ended June 30, 2018 and 2019, respectively. We further note your disclosure on page 78 that you use historical patient visit rates, historical mix of services performed, and current reimbursement rates to help predict, manage and grow this part of your business. Please tell us whether you consider these measures as key performance indicators, and what consideration you gave to providing a quantitative and qualitative discussion of the changes to the measures for each period presented. Refer to
         Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.
Components of Our Results of Operations, page 81

12. We note a declining trend in the number of new members for each comparable quarter.
         For example, we note the fourth quarter of 2018 grew 7.1% over the previous quarter in comparison to the fourth quarter of 2017 grew 13.8%. Please expand your discussion and analysis of net revenue for each period presented to address this trend on your operating results. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.12.b.1. of the
         Financial Reporting Codification for guidance.
13. Please expand your analysis of cost of care, exclusive of depreciation and amortization as a percentage of net revenue for each period present to provide a complete understanding of the factors disclosed. For the interim period, please explain why higher net revenue from health network partners lead to a decrease in the percentage. For the annual period, please explain why increased net revenues did not result in a comparable increase in cost of care, exclusive of depreciation and amortization. Refer to Items 303(a)(3)(i) and
         303(a)(3)(ii) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting
         Codification for guidance.
Net Revenue, page 85

14. There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose that net revenue per member increased as you entered into new partnership relationships with health networks that resulted in a higher net revenue rate per member than the previous fee-for-service contracts with payers.
         Correspondingly, net patient service revenue decreased as you entered into new partnership relationships with health system partners, partially offset by an increase in rate per visit, attributable to payer rate increase and a higher mix of revenue from payers with
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         higher rates, and an increase in the number of visits per member. Please revise to quantify the amount each source contributed to a material change in your revenues. As an example, you should quantify the increase that is attributable to "net revenue per member" and
         "number of visits per member." We refer you to Item 303(a) of Regulation S-K and
         Section III.D of SEC Interpretive Release 33-6835.
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 99

15. Please expand your disclosure for the determination of the fair value of common stock to provide additional details regarding your use of the income and market approaches, including the nature of the material assumptions involved. Also provide additional detail regarding the extent to which recent sales of redeemable convertible preferred stock and common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.
16. We may have additional comments on your accounting for equity issuances including stock compensation, fair value of warrants, and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price. In your response, tell us for each equity award granted since January 1, 2018 the following:
           The date of the award;
           The number of awards granted;
           The exercise price of the award;
           The deemed fair value of common stock on the grate date; and The grant date fair value of the award.
         Also tell us how the your estimate of the redeemable convertible preferred stock for purposes of estimating the fair value of your outstanding warrants relates to your estimates of common stock fair value.
Certain Relationships and Related Party Transactions
Enterprise Client Arrangements, page 149

17. Please expand to discuss the material terms of the contractual arrangements with your enterprise clients as well as the succession agreements with Andrew Diamond, including the terms and any termination provisions, or provide relevant cross references. You state that under the succession agreements, upon the occurrence of certain events, Dr. Diamond agrees to transfer all shares in the applicable One Medical PC to a successor shareholder designed by the Company. Please revise to discuss the "certain events" or let us know why this is not material.
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2. Summary of Significant Accounting Policies
Segment Information, page F-11

18. Please disclose revenues recognized for each of your different services offered in accordance with ASC 280-10-50-40. In this regard, we note your presentation in Note 5 in accordance with ASC 606. It would appear that Partnership revenues are comprised of three different service offerings to (a) your health network partners;
(b) on-site medical
         services to certain enterprise clients; and (b) capitation payments from HMOs related to services for their enrollees.
Concentration of Credit Risk and Significant Customers, page F-12

19. Please revise your presentation of net revenue and accounts receivable, net, to comply with the requirements in ASC 280-10-50-42, which notes that the customer name does not need to be disclosed but rather may be identified and distinguished from other major customers by reference as customer A, customer B, customer C, et cetera. This will allow an investor to understand if there are any changes with each major customer.
Goodwill, page F-14

20. We note that you have concluded that goodwill has not been impaired during any periods presented. Given your history of losses and negative operating cash flows and your expectations that these trends will continue into the future, please tell us how you were able to conclude that the fair value of your reporting unit exceeded its carrying value. As part of your response, please tell us the methods and approaches used to estimate fair value, including the weighting used if multiple approaches are used. To the extent that you have concluded that goodwill is not impaired but a material uncertainty exists, please provide a discussion and analysis of the material uncertainty within MD&A, including the specific factors that could lead to an impairment charge. Please refer to ASC 350-20-35-
         3C and 35-30, Item 303(a)(3) of Regulation S-K, and Sections 501.02, 501.12.b.3, and
         501.14 of the Financial Reporting Codification for guidance.
Revenue Recognition, page F-17

21. For the health network contracts and the capitation payments from HMOs under ASC 606, please expand your disclosures to state for each customer is, the performance obligations you are contractually obligated to provide to the customer, along with when you have satisfied the performance obligation. Please refer to ASC 606-10-50-12 for guidance.
22. We note your disclosure that the enterprise customer pays a fixed-price or a fixed-price per employee for the on-site medical services. We further note your statement that the transaction price for some of these agreements constitutes variable consideration. Please help us understand the nature and terms of these agreements such that the transaction price is variable consideration, how you are estimating the variable consideration, and whether the estimate is constrained. Please also discuss the allocation of the variable consideration
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         to the series. Please refer to ASC 606-10-32-39 through 32-41 for guidance.
23. We note your disclosure on page 38 that if the customer is not satisfied you may be required to issue credits or refunds for membership fees. Please expand your accounting policy for your membership fees to address this variable consideration.
3. Variable Interest Entities, page F-24

24. Please tell us what you mean by the statement, "...as a direct result of the financial support 1Life provides to the PCs, the income and expenses of the PCs that are recorded in the consolidated statements of operations and statements of comprehensive loss as net loss attributable to 1Life Healthcare, Inc. stockholders." As part of your response, please tell us why there is no noncontrolling interest relating to the PCs.
8. Leases, page F-30

25. We note that you utilized a valuation expert to determine the appropriate incremental borrowing rates for your leases upon adoption of ASC 842. Please tell us the nature and extent of the valuation expert's involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and
         Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form S-1 along with a consent from the valuation expert once the Form S-1 is filed.
19. Commitments and Contingencies, page F-48

26. We note your statement regarding certain findings from the sales and use tax audit that you are unable to predict the probability of the outcome or estimate of loss or range of loss. Please note that ASC 450-20-50 does not require precision or certainty when estimating the amount of probable or reasonably possible loss in excess of accrual. Please revise your disclosure to state the amount or range of reasonably possible loss or that you are unable to estimate the amount or range in accordance with ASC 450-20-50.
General

27. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
28. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus that are not already included. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our
         Securities Act Forms Compliance and Disclosure Interpretation

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Mary Mast,
Senior Staff Accountant, at (202) 551-3613 if you have questions regarding comments on the
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financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202)
551-3673 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameAmir Rubin
                                                           Division of
Corporation Finance
Comapany Name1Life Healthcare Inc
                                                           Office of Life
Sciences
November 15, 2019 Page 8
cc:       Matthew B. Hemington
FirstName LastName